Filed Pursuant to Rule 433 Registration Nos. 333-278184 and 333-278184-02

NextEra Energy Capital Holdings, Inc.

Pricing Term Sheet

June 5, 2024

Issuer:	NextEra Energy Capital Holdings, Inc.

Designation:	Series R Junior Subordinated Debentures due June 15, 2054

Registration Format:	SEC Registered

Principal Amount:	$1,200,000,000

Date of Maturity:	June 15, 2054

Interest Payment Dates:	Semi-annually in arrears on June 15 and December 15, beginning December 15, 2024

Coupon Rate:	(i) from and including the date of original issuance to but excluding June 15, 2034 (“First Interest Reset Date”), at an annual rate of 6.75% and (ii) from and including the First Interest Reset Date, during each Interest Reset Period at an annual rate equal to the Five-Year Treasury Rate as of the most recent Reset Interest Determination Date plus 2.457%

Optional Deferral:	Maximum of 10 consecutive years per deferral

Price to Public:	100.000% of the principal amount thereof

Optional Redemption:	In whole or in part (i) on any day in the period commencing on the date falling 90 days prior to the First Interest Reset Date and ending on and including the First Interest Reset Date and (ii) after the First Interest Reset Date, on any interest payment date, at 100% of the principal amount of the Junior Subordinated Debentures to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date

Call for Tax Event:	In whole but not in part, at 100% of the principal amount plus accrued and unpaid interest thereon to the redemption date

Call for Rating Agency Event:	In whole but not in part, at 102% of the principal amount plus accrued and unpaid interest thereon to the redemption date

Trade Date:	June 5, 2024

Settlement Date:*	June 7, 2024 (T+2)

CUSIP / ISIN Number:	65339K DB3 / US65339KDB35

Expected Credit Ratings:**

Moody’s Investors Service Inc.	“Baa2” (stable)

S&P Global Ratings	“BBB” (stable)

Fitch Ratings, Inc.	“BBB” (stable)

Joint Book-Running Managers:

Barclays Capital Inc.

BofA Securities, Inc.

Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

Wells Fargo Securities, LLC

Credit Agricole Securities (USA) Inc.

J.P. Morgan Securities LLC

KeyBanc Capital Markets Inc.

Mizuho Securities USA LLC

Santander US Capital Markets LLC

Scotia Capital (USA) Inc.

Truist Securities, Inc.

Co-Managers:

Academy Securities, Inc.

Loop Capital Markets LLC

*  It is expected that delivery of the Junior Subordinated Debentures will be made against payment therefor on or about June 7, 2024, which will be the second business day following the date of pricing of the Junior Subordinated Debentures. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, by virtue of the fact that the Junior Subordinated Debentures initially will settle in T+2, purchasers who wish to trade the Junior Subordinated Debentures on the date of pricing of the Junior Subordinated Debentures should specify an extended settlement cycle at the time they enter into any such trade to prevent failed settlement and should consult their own advisors.

**  A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The terms “Five-Year Treasury Rate,” “Interest Reset Period,” “Rating Agency Event,” “Reset Interest Determination Date” and “Tax Event” have the meanings ascribed to those terms in the Issuer’s Preliminary Prospectus Supplement, dated June 5, 2024.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at (888) 603-5847, BofA Securities, Inc. toll-free at (800) 294-1322, Morgan Stanley & Co. LLC toll-free at (866) 718-1649, RBC Capital Markets, LLC toll free at (866) 375-6829 or Wells Fargo Securities, LLC toll-free at (800) 645-3751.